

September 23, 2010

Mr. Andrew Whipple, Chief Financial Officer
Zoltek Companies Inc.
3101 McKelvey Rd.
St. Louis, MO 63044

> **Re:** **Zoltek Companies Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed November 30, 2009**
> **File No. 0-20600**

Dear Mr. Whipple:

   We have reviewed your response letter dated September 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2009

Note 1. Summary of Significant Accounting Policies, page 37

– Revenue Recognition, page 37

1.   We note your response to prior comment 1 wherein you state that you do not accrue for the warranty obligations. Citing authoritative literature, please explain to us how your accounting complies with US GAAP. Alternatively, revise future filings to comply with US GAAP.

2.   We note from your response to prior comment 1 that you offer long-term warranties to two of your significant customers. You further state that these obligations are immaterial to the investor and that you do not intend to provide any additional disclosures. Considering that sales to these two customers represented 67% and 57% of your total revenues in the years ended September 30, 2009 and 2008, respectively, and considering the significant length of the warranties offered to these customers, it is not clear to us how you could conclude that disclosure of the terms of the warranties provided to these customers is immaterial to the investor. Please revise future filings to disclose the duration of the warranties offered to your significant customers.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or Daniel Morris at (202) 551-3314 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief